Exhibit 12



                              US Airways, Inc.
             Computation of Ratio of Earnings to Fixed Charges


                                      Six Months Ended June 30,                 Years Ended December 31,
                                 -----------------------------------    -------------------------------------------
                                    2000        1999      1999         1998        1997        1996       1995
                                    ----        ----      ----         ----        ----        ----       ----
                                                             (in thousands except ratio amounts)
Earnings

   Pre-tax income (loss)         $(34,084)  $ 666,862  $ 459,305  $   935,844  $   673,229  $  191,043 $   37,398

    Add (deduct)
    Fixed charges:

    Interest expense             $ 122,872  $  97,200  $ 194,815  $   223,604  $   260,029  $  283,936 $  301,923

    Amortization of debt
      issue expense                  2,052      1,394      2,579        6,507        2,684       2,844      3,724

    Interest factor in
      noncapitalized rentals       162,667    150,404    312,911      346,948      320,625     303,383    316,977

    Interest capitalized**         (7,684)    (8,360)   (18,082)       10,478     (11,582)     (8,398)    (8,781)

    Amortization of previously
      capitalized interest          5,602      5,127     10,830       10,112       10,269      10,286     10,238
                                  --------    -------   --------    ---------   ----------    --------   --------
                                 $ 251,425  $ 912,627  $ 962,358  $ 1,533,493  $ 1,255,254  $  783,094 $  661,479
                                  --------    -------   --------    ---------   ----------    --------   --------

Fixed charges:
   Interest expense              $ 122,872  $  97,200  $ 194,815  $   223,604  $   260,029  $  283,936 $  301,923

   Amortization of debt
     issue expense                   2,052      1,394      2,579        6,507        2,684       2,844      3,724

   Interest factor in
     noncapitalized rentals        162,667    150,404    312,911      346,948      320,625     303,383    316,977
                                  --------    -------   --------    ---------   ----------    --------   --------
                                 $ 287,591  $ 248,998  $ 510,305  $   577,059  $   583,338  $  590,163 $  622,624
                                  --------    -------   --------    ---------   ----------    --------   --------

Ratio of earnings to
  fixed charges                       *         3.7        1.9          2.7          2.2         1.3        1.1


* For the six months ended June 30, 2000 earnings were not sufficient to cover fixed charges. Additional earnings of approximately $36 million would have been required to achieve a ratio of 1.0.

** During the second quarter of 1998, US Airways wrote-off capitalized interest on equipment purchase deposits in conjunction with the settlement of litigation between US Airways and The Boeing Company.